                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 11-K

                      FOR ANNUAL REPORTS OF EMPLOYEE STOCK
                      REPURCHASE SAVINGS AND SIMILAR PLANS
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X|       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
          OF 1934.

For the fiscal year ended December 31, 2004
                          -----------------

                                       OR

|_|       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
          ACT OF 1934.

     For the transition period from ______________ to _________________

     Commission file number 001-02394
                            ---------

     A.   Full title of the plan and the address of the plan, if different  from that of the issuer named below:

              Handy & Harman Savings Plan
              555 Theodore Fremd Avenue
              Rye, NY 10580

     B.   Name of issuer of the  securities  held  pursuant  to the plan and the address of its principal executive office:

              WHX Corporation
              110 East 59th Street
              New York, New York  10022

HANDY & HARMAN SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2004 AND 2003
CONTENTS
--------------------------------------------------------------------------------

                                                                         PAGE(S)

Report of Independent Registered Public Accounting Firm                     1

Financial Statements:

Statements of Net Assets Available for Benefits as of
  December 31, 2004 and 2003                                                2

Statement of Changes in Net Assets Available for Benefits
  for the year ended December 31, 2004                                      3

Notes to Financial Statements                                              4-9

Supplemental Schedule *:

  Schedule H - Item 4i - Schedule of Assets Held at End of Year            10

*Other  schedules  required by Section  2520.103-10  of the  Department of Labor
Rules and Regulations for Reporting  Disclosures  under the Employee  Retirement
Income Security Act of 1974 have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Handy & Harman Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the  related  statement  of  changes in net assets  available  for  benefits present fairly, in all material respects,  the net assets available for benefits of the Handy & Harman  Savings  Plan (the "Plan") at December 31, 2004 and 2003,
and the changes in net assets available for benefits for the year ended December
31, 2004 in conformity  with  accounting  principles  generally  accepted in the
United States of America.  These financial  statements are the responsibility of the  Plan's  management.  Our  responsibility  is to express an opinion on these financial  statements  based on our  audits.  We  conducted  our audits of these statements in accordance  with the  standards of the Public  Company  Accounting
Oversight  Board  (United  States).  Those  standards  require  that we plan and perform the audit to obtain  reasonable  assurance  about  whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis,  evidence  supporting  the amounts and  disclosures in the financial statements,  assessing the accounting  principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

Our audits  were  conducted  for the  purpose of forming an opinion on the basic financial  statements taken as a whole. The supplemental  Schedule H - Line 4i -
Schedule  of  Assets  (Held at End of  Year) is  presented  for the  purpose  of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and
Regulations for Reporting and Disclosure  under the Employee  Retirement  Income
Security Act of 1974. This  supplemental  schedule is the  responsibility of the
Plan's management. This supplemental schedule has been subjected to the auditing procedures  applied in the audits of the basic financial  statements and, in our opinion,  is fairly  stated in all  material  respects  in relation to the basic financial statements taken as a whole.

As  further  described  in Note 8, on March 7, 2005 the  parent  company  of the
Plan's sponsor filed a voluntary  petition  ("Bankruptcy  Filing") to reorganize under Chapter 11 of the U.S. Bankruptcy Code. As a result this Bankruptcy Filing and the proposed plan of reorganization, the fair value of the Plan's investment in the common stock of WHX Corporation has been  permanently  impaired and it is anticipated  that such  investment  will be written off during 2005. Any further impact of the Bankruptcy Filing on the Plan, if any, is yet to be determined.

/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
New York, NY
July 14, 2005

HANDY & HARMAN SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

                                                    2004                      2003
ASSETS
Investments:

Mutual funds                                    $ 33,769,525               $ 29,161,094
Common collective trust                            4,461,601                  4,744,512
Common stock                                         758,895                  1,242,290
Participant loans receivable                       1,654,201                  1,491,856

                                           ------------------        -------------------
Total Investments                                 40,644,222                 36,639,752

Receivables
  Employer matching contributions                     61,294                     52,372
  Participant contributions                          249,592                    210,748
                                           ------------------        -------------------

Total assets                                      40,955,108                 36,902,872

LIABILITIES
Corrective distribution payable                        4,943                          -
                                           ------------------        -------------------

Net assets available for benefits                $40,950,165                $36,902,872
                                            ==================        ===================

The accompanying notes are an integral part of these financial statements

HANDY & HARMAN SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

ADDITIONS
 Investment income
   Net appreciation in fair value of investments           $ 2,599,452
   Interest                                                     81,360
   Dividends                                                   956,126
                                                          -------------
                                                             3,636,938
 Contributions
   Participant                                               3,175,284
   Employer matching                                           709,616
                                                          -------------
                                                             3,884,900
                                                          -------------

                                                          -------------
Total additions                                              7,521,838
                                                          -------------

DEDUCTIONS
 Benefits paid to participants                              (3,468,763)
 Investment advisory fees                                       (5,782)
                                                          -------------

Total deductions                                            (3,474,545)
                                                          -------------

Net increase                                                 4,047,293

Net assets available for benefits
 Beginning of year                                          36,902,872
                                                        ---------------

 End of year                                              $ 40,950,165
                                                        ===============

The accompanying notes are an integral part of these financial statements

HANDY & HARMAN SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     The following  brief  description  of the Handy & Harman  Savings Plan (the
     "Plan") is provided for general  information  purposes  only.  Participants should refer to the Plan  document for a more complete  description  of the
     Plan's provisions.

     The Plan is a defined  contribution plan subject to the Employee Retirement
     Income  Security Act of 1974, as amended  ("ERISA").  The Plan's assets are held in trust by T. Rowe Price Trust Company ("the  Trustee").  The general
     operation  and   administration   of  the  Plan  are  carried  out  by  the
     Administrative Committee for the Plan (the "Committee").

     ELIGIBILITY

     Any  employee  of  Handy  &  Harman  and  participating  subsidiaries  (the
     "Company") who is not subject to a collective  bargaining  agreement of the
     Company which prohibits  participation  in the Plan is eligible to become a member of the Plan after three months of service.

     CONTRIBUTIONS

     For each plan year,  participants may contribute up to 25% of pretax annual compensation,  as defined in the Plan,  not to exceed an annual  maximum as determined by Internal Revenue Service Rules and Regulations.  Participants
     may also rollover  contributions  from other  qualified  defined benefit or contribution plans. Participant contributions may be limited as a result of nondiscrimination  test  criteria  being met,  as  defined by the  Internal
     Revenue Code of 1986, as amended.

     For Sumco Inc ("Sumco")  participants,  the Company  contributes  an amount equal  to 75% of the  first  4% of  base  compensation  that a  participant contributes  to the  Plan.  For  Olympic  Manufacturing  Group  ("Olympic")
     participants,  the Company  contributes an amount equal to 50% of the first
     4% of base compensation that a participant contributes to the Plan. For all other  participants,  the Company contributes an amount equal to 50% of the first 3% of base compensation that a participant contributes to the Plan.

     Beginning  in  November  2004 the  Company's  matching  contributions  were allocated among the various  investment  funds  according to  participants'
     elections. Previously, employer matching contributions were made to the WHX
     Stock Fund, a fund  comprised of common stock of the Company's  parent (see note 8),  with  the  exception  of Sumco  and  Olympic  participants  whose matching contributions were allocated according to participants' elections.

     The unit value of participant's accounts in a particular investment fund is computed by dividing  that  particular  investment  fund's net value by the total number of participant units in that investment fund.

HANDY & HARMAN SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's  contribution and allocations of (a) the Company's  contribution;  and (b) Plan earnings.
     Allocations  are based on  participant  earnings  or account  balances,  as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING
     Participants are immediately  vested in the entire value of their accounts, including employer contributions plus actual earnings thereon.

     INVESTMENT OPTIONS

     Plan  participants  are able to direct  the  investment  of their  employee contributions  into various investment options as offered under the Plan on a daily basis. The investment options consist of various mutual funds and a common collective trust fund.

     BENEFITS

     Participants  receive a lump sum  distribution of their account balances as soon as practicable after termination.  Terminated participants who have an account balance in excess of $5,000 may elect to leave account  balances in the Plan and  withdraw  the balance in a lump sum at any time.  As of March
     28, 2005, the Plan has been amended to reduce the minimum  account  balance required for such deferral from in excess of $5,000 to in excess of $1,000.
     Provision  has been made to permit  early  withdrawal  of the balance in an account in the event of hardship, as defined by the Plan.

     PARTICIPANT LOANS

     Participants  may borrow from their fund accounts a minimum of $500 up to a maximum of 50 percent of their account balance, not to exceed $50,000. Loan terms typically range from 1-5 years and are  collateralized by the balance in the participant's  account.  The interest rate on the loan is prime plus
     1% at the date of the loan application.  At December 31, 2004,  participant loans  receivable  bore  interest  at  rates  ranging  from  5.00% to 10.5%
     maturing at various dates through 2024.  Through  payroll  deductions,  the principal and interest is repaid directly to the participant's account.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The Plan's financial  statements have been prepared on the accrual basis of accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's  investments  are  stated at fair  value.  Shares of  registered investment  companies are valued at quoted market prices,  which  represent the net asset value of the shares held by the Plan at year end.  The common collective  trust fund invests in investment  contracts  that are valued at

HANDY & HARMAN SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     contract value, which approximates fair value. Funds invested in WHX common stock are valued at its quoted market price.  Participant  loans receivable are valued at cost, which approximates fair value.

     Purchases  and sales of  securities  are  recorded on a  trade-date  basis.
     Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     The Plan presents in its  statement of changes in net assets  available for
     benefits  the  net  appreciation   (depreciation)  in  the  fair  value  of
     investments  which  consists  of the net  realized  gains and losses on the disposal of investments and the net unrealized  appreciation/(depreciation)
     in the fair value of investments held by the Plan as of December 31, 2004.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

     ADMINISTRATIVE EXPENSES

     With the exception of investment  advisory fees paid by the Plan, all other administrative expenses are borne by the Company.

     USE OF ESTIMATES

     The  preparation  of financial  statements  in conformity  with  accounting principles  generally  accepted  in the United  States of America  requires management  to make  estimates  and  assumptions  that affect the  reported amounts of assets and  liabilities and changes  therein,  and disclosure of contingent  assets and liabilities.  Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES

     The Plan  provides for various  investment  options in any  combination  of stocks,  bonds, mutual funds, and other investment  securities.  Investment securities are exposed to various risks,  such as interest rate, market and credit.  Due to the  level  of  risk  associated  with  certain  investment securities and the level of uncertainty  related to changes in the value of investment  securities,  it is as least reasonably possible that changes in the values of  investment  securities  will occur in the near term and that such changes could materially affect participants' account balances and the amounts  reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

HANDY & HARMAN SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.   INVESTMENTS

     The following presents  investments that represent 5% or more of the Plan's net assets:

                                                                                        2004                   2003

     T. Rowe Price Mid Cap Growth Fund, 63,642 and 57,097
       shares, respectively                                                        $ 3,174,479            $ 2,449,479
     T. Rowe Price Spectrum Growth Fund, 399,578 and 407,318
       shares, respectively                                                          6,740,888              6,028,303
     T. Rowe Price Capital Appreciation Fund, 365,874 and 339,770
       shares, respectively                                                          7,130,891              5,945,983
     T. Rowe Price Stable Value Fund, 4,461,601 and 4,744,512
       shares, respectively                                                          4,461,601              4,744,512
     T. Rowe Price Spectrum Income Fund, 285,821 and 288,887
       shares, respectively                                                          3,455,570              3,400,195
     Massachusetts Investors' Growth Fund, 208,608 and 215,615
       shares, respectively                                                          2,578,391              2,440,756
     T. Rowe Price Small Cap Value Fund, 124,950 and 107,701
       shares, respectively                                                          4,458,225              3,165,333
     All other invesments, individually less than 5% of Plan's net assets            8,644,177              8,465,191
                                                                                 --------------------------------------
                                                                                   $40,644,222            $36,639,752
                                                                                 ======================================

     During  2004,  the  Plan's  investments   (including  gains  or  losses  on
     investments  bought and sold, as well as held during the year)  appreciated in value by $2,599,452, as follows:

         Mutual funds                                                              $ 3,376,240
         WHX Common Stock                                                             (776,788)
                                                                                   -----------
         Total investments                                                         $ 2,599,452
                                                                                   ===========

HANDY & HARMAN SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.   NONPARTICIPANT-DIRECTED INVESTMENTS

     Beginning  in  November  2004 the  Company's  matching  contributions  were allocated among the various  investment  funds  according to  participants'
     elections. Previously, employer matching contributions were made to the WHX
     Stock Fund,  which only  invested in the common  stock of WHX  Corporation, with the  exception  of Sumco  and  Olympic  participants,  whose  matching contributions were allocated according to participants' elections. In 2005, participants  were given the ability to self-direct  the balance in the WHX
     Stock Fund. Prior to this change,  the WHX Stock Fund was a non-participant directed  investment.  Information about the net assets and the significant
     components    of   the   changes   in   net   assets    relating   to   the
     nonparticipant-directed investments is as follows:

                                                           2004                      2003
 Net assets
   WHX Common Stock                                    $  758,895               $ 1,242,290
   Employer matching contributions receivable                   -                    31,727
                                                       ----------               -----------
                                                       $  758,895               $ 1,274,017
                                                       ==========               ===========

 Changes in net assets
 Contributions                                         $  351,451
 Net depreciation in fair value of WHX common stock      (776,788)
 Benefits paid to participants                            (89,785)
                                                       -----------
                                                       $ (515,122)
                                                       ===========

5.   TAX STATUS

     The Internal  Revenue  Service has  determined  and informed the Company by letter dated April 30, 2004,  that the Plan and related  trust are designed in accordance with applicable  sections of the Internal Revenue Code (IRC).
     Although  the Plan has  been  amended  since  receiving  the  determination letter,  the Plan  administrator  believes that the Plan is designed and is currently being operated in compliance with the applicable  requirements of the IRC.

6.   PLAN TERMINATION

     Although  it has not  expressed  any intent to do so, the  Company  has the right under the Plan to discontinue  its  contributions  at any time and to terminate the Plan subject to the provisions of ERISA.

     In the  event of  termination,  the  Trustee  is not  required  to make any distributions  from  the  trust  until  such  time  as the IRS  shall  have determined in writing that such  termination  will not adversely affect the tax qualification of the Plan.

7.   RELATED PARTY TRANSACTIONS

     At December 31, 2004 and 2003,  $34,203,867 and  $30,212,799  respectively, were invested in funds managed by T. Rowe Price,  the Plan trustee.  During

HANDY & HARMAN SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     2004,  the Plan paid  investment  advisory fees of $5,782 to T. Rowe Price, the plan trustee.  Additionally, at December 31, 2004 the Plan held 659,909 shares  of  WHX  common  valued  at  $758,895  (465,277  shares  valued  at
     $1,242,290 at December 31, 2003).

8.   SUBSEQUENT  EVENT-VOLUNTARY  PETITION  UNDER CHAPTER 11 OF U.S.  BANKRUPTCY
     CODE

          On  March  7,  2005,  WHX   Corporation   (Handy  &  Harman's   Parent
     Company-"The  Parent") filed a voluntary petition  ("Bankruptcy Filing") to reorganize  under Chapter 11 of the United States  Bankruptcy Code with the
     United States  Bankruptcy Court for the Southern  District of New York (the
     "Bankruptcy Court"). Neither Handy & Harman or its subsidiaries, nor any of the Parent's other  subsidiaries or affiliates was included in the Parent's
     Bankruptcy  Filing.  The Parent continues to operate its businesses and own and manage its properties as a debtor-in-possession  under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code.

          On March 7,  2005,  WHX  Corporation  also  filed a  proposed  Plan of
     Reorganization of WHX Corporation (the "Reorganization Plan") and a related
     proposed   Disclosure   Statement  with  the  Bankruptcy  Court.  Both  the
     Reorganization Plan and the Disclosure  Statement may be modified,  amended or otherwise changed before they receive Bankruptcy Court approval.

          Under the terms of the  Reorganization  Plan,  which is expected to be voted  upon on  July  20,  2005 by the  Parent's  creditors  and  preferred shareholders and subject to approval by the Bankruptcy  Court,  senior note holders and holders of the Parent's  preferred  stock would  exchange their respective  note claims and preferred  interests for shares of common stock in the new  reorganized  company.  Existing  holders of the Parent's common stock would  receive no  distributions  pursuant to the  provisions  of the
     Reorganization  Plan  (other  than  DE  MINIMIS   distributions  so  as  to
     facilitate the closing of broker-dealer positions).

          As a result of the  Bankruptcy  filing,  the fair  value of the Plan's investment in WHX Corporation  common stock has been permanently  impaired.
     At December 31, 2004 the plan held 659,909 shares of WHX Corporation common stock with a fair value of $758,895. At July 7, 2005 WHX Corporation common stock was trading at $0.06 per share and it is anticipated  that there will
     be  no  value  to  the  existing   common   stock  upon   approval  of  the
     Reorganization Plan.

HANDY & HARMAN SAVINGS PLAN
SCHEDULE H - LINE 4I - SCHEDULE OF ASSETS HELD FOR AT END OF YEAR
AS OF DECEMBER 31, 2004
--------------------------------------------------------------------------------

                       (b)                                        ( c )                                           (e)
             Identity of Issue, Borrower,                      Description                    (d)               Current
 (a)          Lessor or Similar Party                         of Investment                  Cost                Value
---------------------------------------------------------------------------------------------------------------------------
  *    WHX Stock                                               Common Stock               $2,196,512           $   758,895
  *    T. Rowe Price Capital Appreciation Fund                 Mutual Fund                                       7,130,891
  *    T. Rowe Price Equity Index 500 Fund                     Mutual Fund                                       1,692,759
  *    T. Rowe Price International Stock Fund                  Mutual Fund                                       1,381,410
  *    T. Rowe Price Mid Cap Growth Fund                       Mutual Fund                                       3,174,479
  *    T. Rowe Price Prime Reserve Fund                        Mutual Fund                                       1,708,044
  *    T. Rowe Price Small Cap Value Fund                      Mutual Fund                                       4,458,225
  *    T. Rowe Price Spectrum Growth Fund                      Mutual Fund                                       6,740,888
  *    T. Rowe Price Spectrum Income Fund                      Mutual Fund                                       3,455,570
  *    T. Rowe Price Stable Value Fund                         Common Collective Trust                           4,461,601
       MFS Investment Management Mass Investors Growth         Mutual Fund                                       2,578,391
       MFS Investment Management Mass investors Trust          Mutual Fund                                       1,101,354
       MFS Investment Management Total Return Fund             Mutual Fund                                         347,514
  *    Loans to participants                                   Participant loans receivable bearing              1,654,201
                                                               interest at rates ranging from 5.0%
                                                               to 10.5% maturing at various dates
                                                               through 2024                                    -----------
                                                                                                               $40,644,222
                                                                                                               ===========
  * Denotes party-in-interest
  ** Cost is not required for participant-directed investments

                                       10

                                   SIGNATURES

     THE PLAN.  Pursuant to the  requirements of the Securities  Exchange Act of
1934, the trustees (or other persons who  administer the employee  benefit plan)
have  duly  caused  this  annual  report  to be  signed  on  its  behalf  by the undersigned hereunto duly authorized.

                              Handy & Harman Savings Plan

Date:  July 14, 2005                  /s/ Paul E. Dixon
                                      ------------------------------------
                              Name:   Paul E. Dixon
                              Title:  Senior Vice President, General Counsel and
                                      Secretary of Handy & Harman
                                      Handy & Harman Savings Plan Administrative
                                      Committee